FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	…………………………………………………,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-..………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	February 10, 2015	By……/s/…… Shinichi Aoyama………………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Canon Announces Commencement of Public Tender Offer for Shares of Axis

February 10, 2015
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Shinichi Aoyama General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Canon Announces Commencement of Public Tender Offer for Shares of Axis

Canon Inc. (“Canon”; Chairman & CEO: Fujio Mitarai) hereby gives notice that it has resolved at a Board of Directors’ meeting held on February 10, 2015, to undertake a public tender offer (the “Tender Offer” or “Transaction”) for all of the issued shares of Axis AB (“Axis”) a Sweden-based company listed on Nasdaq Stockholm. Through the Transaction, Canon aims to make Axis a consolidated subsidiary, acquiring 100% of Axis’s issued shares.

The Tender Offer is friendly in nature and the Board of Directors of Axis has decided to recommend Axis shareholders to accept the Tender Offer. The three largest shareholders in Axis, including the founders, who hold in aggregate approximately 39.5% of the issued shares and voting rights in Axis, have undertaken to accept the Tender Offer.

The Tender Offer does not correspond to tender offers as stipulated in Article 27, Section 2-1 of Japan’s Financial Instruments and Exchange Law.

1. Purpose of the Transaction

Under Phase IV of its Excellent Global Corporation Plan, launched in 2011, Canon aims to maintain its highly profitable structure and join the ranks of the world’s top 100 companies in terms of all key measures of business performance. As a key strategy toward the achievement of this goal, Canon aims to develop new business through globalized diversification.

In recent years, the video surveillance system market has continued to realize rapid growth. Canon views its network surveillance camera business as a promising new business area and positions the business as a driving force for future growth within the Canon Group. Canon would be pleased to welcome Axis, a global leader in the network video solutions industry, into the Canon Group. Through the effective use of the management resources of both companies, Canon will further ensure its goal of becoming the world leader in network surveillance camera systems and aim for a further leap forward.

Following the completion of the Tender Offer, Canon envisages the following synergies.

(1) Strong technology synergies

The combination of Canon’s excellent optical and imaging technologies and Axis’s outstanding network image processing technology will enable the offering of innovative, sophisticated network video solutions. Furthermore, by making use of Canon’s wide range of research and development capabilities and manufacturing technologies, Axis will be able to boost product competitiveness.

(2) Strengthening the intellectual property portfolio

Canon and Axis each own intellectual property in different technology fields. Together, the combined intellectual property portfolio will be strengthened across a broad area of technologies, allowing leveraged product development which will contribute to an increased ability to introduce new and innovative products, solutions and services to the market

(3) Enhancing the distribution and service network

To date, Canon has created a global distribution and service network for its camera products and business equipment. Additionally, Axis has a well-established worldwide network of 75,000 business partners, including system integrators. With Axis joining the Canon Group, Canon will be able to add Axis’s distribution and service channels for network system products.

Axis is a global company that has continuously created innovative products and services from its founding in 1984 to today through its entrepreneurship and unique corporate culture. Following completion of the Tender Offer, Axis’s current management team will remain in place and its headquarters and development centers, and sales offices will remain in their current locations. The strong Axis brand name will be maintained and applied in all relevant markets. Furthermore, Axis will continue to be a separate legal entity within the Canon Group.

2. Overview of the Tender Offer

(1) Outline of Axis

1. Company name:	Axis AB
2. Representative:	Ray Mauritsson
President and CEO
3. Location	Lund, Sweden
4. Date of foundation:	1984
5. Main business activities:	Development and sales of network video solutions
6. Fiscal year:	January 1st to December 31st
7. Number of employees:	1,941 (as at the end of December 2014)
8. Share capital:	0.7 million Swedish krona (10 million yen)
(as at the end of December 2014)
9. Recent fiscal year financial results

(SEK: Millions of Swedish krona, except per share amounts)

((JPY): Billions of yen, except per share amounts)

Fiscal Year		2012	2013	2014
Total revenues	SEK	4,184	4,717	5,450
	(JPY)	(59.1)	(66.7)	(77.0)
Gross margin	SEK	2,104	2,430	2,822
	(JPY)	(29.7)	(34.3)	(39.9)
Net income attributable to Shareholders	SEK	427	479	539
	(JPY)	(6.0)	(6.8)	(7.6)
Total assets	SEK	1,696	1,943	2,207
	(JPY)	(24.0)	(27.5)	(31.2)
Equity attributable to shareholders	SEK	810	937	1,097
	(JPY)	(11.4)	(13.2)	(15.5)
Dividend per share (in Swedish krona)	SEK	5.50	5.00	5.50
	(JPY)	(77.7)	(70.7)	(77.7)
Note: Yen amounts are translated from Swedish krona at the rate of SEK 1 = JPY14.13.

(2) Total purchase amount and grounds for assessing the offer price etc.

The total purchase amount: approximately 23.6 billion Swedish krona (Approximately 333.7 billion yen. Assuming Canon acquires 100% of the issued shares of Axis through the Tender Offer at an offer price of 340 Swedish krona).

The Tender Offer price represents a premium of 49.8% over Axis’s closing share price of February 9, 2015, and a premium of 35.6% over its peak share price since listing, reached on November 29, 2013. In assessing the offer price, Canon had repeated discussions regarding Axis’s business activities and other matters and judges the offer price to be both fair and proper. Canon consulted with its financial advisor, including with respect to valuation analysis regarding Axis.

Funds for the Tender Offer will be appropriated by internal funds of the Canon Group.

Note: Yen amount is translated from Swedish krona at the rate of SEK 1 = JPY14.13.

(3) Schedule (Tentative):

Commencement of the Tender Offer: Early March 2015

Plans are to commence the Tender Offer as soon as the Tender Offer document is approved by the Swedish Financial Supervisory Authority and Nasdaq Stockholm.

(4) Other:

Completion of the Tender Offer is conditional on, among other things, clearances concerning antitrust laws related to the Transaction.

3. Outlook

The impact on Canon’s performance due to the acquisition is still under investigation. In the case that Canon needs to revise its projection or any other item that it needs to make public, it will make prompt disclosure.

The Tender Offer is not being and will not be made, directly or indirectly, in or into, or by use of mail or any other means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Hong Kong, Japan, Canada, New Zealand, South Africa or the United States (the “Excluded Jurisdictions”). This includes, but is not limited to facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic transmission. The Tender Offer cannot be accepted and shares may not be tendered in the Tender Offer by any such use, means, instrumentality or facility of, or from within the Excluded Jurisdictions or by persons located or resident in the Excluded Jurisdictions. Accordingly, this notice and any related Tender Offer documentation are not being and should not be mailed or otherwise transmitted, distributed, forwarded or sent in or into the Excluded Jurisdictions or to any Excluded Jurisdiction person or any persons located or resident in an Excluded Jurisdiction.

Any purported tender of shares in the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of shares made by a person located in an Excluded Jurisdiction or any agent fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within an Excluded Jurisdiction will be invalid and will not be accepted. Each holder of shares participating in the Tender Offer will represent that it is not an Excluded Jurisdiction person, is not located in an Excluded Jurisdiction and is not participating in such Tender Offer from an Excluded Jurisdiction or that it is acting on a non-discretionary basis for a principal that is not an Excluded Jurisdiction person, that is located outside an Excluded Jurisdiction and that is not giving an order to participate in such offer from an Excluded Jurisdiction. Canon will not deliver any consideration from the Tender Offer into an Excluded Jurisdiction.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.